June 15, 2011	Joy S. Newborg
Direct Tel: (612) 604-6713
Direct Fax: (612) 604-6913
JNewborg@winthrop.com
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3010
Attention: Ms. Sonia Barros
                 Ms. Sandra B. Hunter

RE:	INREIT Real Estate Investment Trust Amendment No. 1 to Registration Statement on Form 10-12G File No. 000-54295
Ms. Barros and Ms. Hunter:
On behalf of INREIT Real Estate Investment Trust, a North Dakota real estate investment trust (the “Trust”), this letter is to respond to the Staff’s comments presented in the letter dated June 3, 2011. For the Staff’s convenience, each of the Responses is preceded by the related Staff Comment.
General

Comment 1.	We note your response to our letter dated May 9, 2011. Please file an amended registration statement on Form 10.

Response 1.	Amendment No. 2 to the Form 10 will be filed at this time, to reflect the referenced changes in this Response Letter and in the prior Response Letter dated May 23, 2011.

Comment 2.	We note your response to comment 9 of our letter dated May 9, 2011. Please revise your proposed risk factor to specifically state if you sold shares that did not qualify for a valid exemption under the Securities Act. Please also quantify the impact that potential rescission rights may have on your business.

Response 2.	The referred to risk factor has been revised as follows:

“If we are not able to rely on the securities exemptions we relied on for past sales of our common shares, we may be required to conduct rescission offers or become subject to regulatory action, which could require significant capital and adversely affect our financial position.

Previously, we sold and issued common shares in offerings, in distribution reinvestment transactions and upon conversions of limited partnership units. When we sold and issued such common shares, we believed we were in compliance with various securities exemptions from the registration requirements under the 1933 Act. However, it has since been brought to our attention that certain of the sales and issuances do not qualify for a valid exemption under the 1933 Act. As a result, regulatory actions and/or proceedings could be commenced against us and we could be required to conduct a rescission offer regarding certain prior sales, whereby we would offer to shareholders the right to rescind or unwind such sales. If a shareholder elects to accept a rescission offer, we would be obligated to pay that shareholder the purchase price plus interest and costs for his/her shares (less distributions previously paid on such shares). The aggregate cash amounts and other costs required to conduct a rescission offer could be significant. The 1933 Act generally requires that any claim brought for a violation of section 5 of the 1933 Act be brought within one year of the violation. Even though it is difficult to estimate the financial impact potential rescission rights may have on our business, and we have no way of estimating to what extent shareholders would accept a rescission offer, we do not anticipate that the amount would exceed the amount of cash and cash equivalents on hand as of March 31, 2011, which was approximately $10.7 million, and believe that a rescission offer would not prevent future distributions from being declared and paid on our shares and would not materially affect our liquidity. However, there can be no assurance that our anticipations would prove accurate. If we are required to conduct a rescission offer, such as by a regulatory action or pursuant to a claim brought by a shareholder where a court determines that a rescission is required, and we do not have sufficient cash or cash flow available to cover the costs of any required rescission, we could be forced to borrow funds, sell assets or sell additional securities. A rescission offer would result in less funds available for investments in real estate and real estate related investments, for repayment of debt on our real estate investments and our shareholders’ overall return could be reduced.”

Item 3, Properties, page 71

Comment 3.	We note your response to comment 5 of our letter dated May 9, 2011 in which you indicate that you require all commercial properties to have long-term leases in place before consideration is given for possible acquisition. We further note you do not describe what percentage of your NOI is based on in-place leases at the time you acquired the property. We therefore reissue our prior comment in part. Please describe what percentage of your NOI is based on in-place leases at the time you acquired the property and whether you made assumptions that go beyond in-place leases.

Response 3.	The projected NOI calculation for potential property acquisitions is based 100% on the leases that are in place prior to acquiring the property. While there may be estimates and assumptions regarding expenses based on historical information when available, there are no other assumptions for leasing income beyond the lease agreements in place prior to acquiring the property.

The previous suggested disclosure has been revised as underlined:

“We use historical occupancy, rental income, and expenses to calculate projected net operating income for potential investment properties. For commercial properties, assumptions regarding rental income and expenses are based on the terms of the in-place leases and available historical financial information which is then used to generate projected net operating income. We require all commercial properties to have long–term leases in place before consideration is given for possible acquisition. The projected NOI calculation is based 100% on leases that are or will be in place prior to acquiring the property. While there may be estimates and assumptions regarding expenses based on historical information when available, there are no other assumption for leasing income beyond the lease agreements in place prior to acquiring the property.

For multifamily properties, we make various assumptions about future rents, occupancy levels, and expenses based on historical financial information and our assessment of the property’s future potential. Numerous estimates and assumptions are necessary to generate projected net operating income for potential commercial and multifamily acquisitions, and there is no guarantee that actual net operating income will equal projected net operating income.”

Funds from Operations, page 69

Comment 4.	We note your response to prior comment 3 and Exhibit A. For clarity, please additionally revise any reference to “FFO” in the reconciliation and the introduction language to be “FFO applicable to common shares and limited partnership units” to more appropriately title the measure presented. Also, please tell us why your 2010 adjustments for noncontrolling interest and depreciation and amortization in the reconciliation are in excess of the corresponding captions on the income statement or revise.

Response 4.	Per your request, the Trust has revised references to FFO in the reconciliation and introduction language to more appropriately reflect the measure presented.

The Trust has also revised the depreciation and amortization amounts in the 2010 reconciliation adjustments to correctly reflect the numbers from the corresponding captions on the Statement of Operations. Our adjustments for 2010 depreciation and amortization included depreciation and amortization from discontinued operations. We have modified our FFO reconciliation to separately state depreciation and amortization from continuing operations and from discontinued operations.

The “NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST” caption in the Consolidated Statement of Operations includes Net (income) or loss attributable to noncontrolling interests in consolidated real estate entities. Therefore, the adjustment for Noncontrolling Interests –OPU in the reconciliation will be different than the amount on the corresponding caption of the Statement of Operations.

Comment 5.	Please tell us why your adjustments for gains on asset sales within Exhibit A do not agree to gains on the disposals of assets on the income statement. It appears that you have also adjusted for a bargain purchase gain and insurance proceeds. To the extent you present an additional FFO measure that adjusts for items not consistent with the NAREIT definition, please title the additional measure as “Adjusted FFO attributable to common shares and limited partnership units” and reconcile first to the FFO measure consistent with NAREIT definition and then further to your Adjusted measure, if applicable. Also, expand your narrative discussion to explain why you believe the Adjusted measure is useful to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K. Furthermore, please disclose the amounts included in results from discontinued operations.

Response 5.	Per your request, the Trust has revised and corrected the adjustments for gains on asset sales to be consistent with the Statement of Operations. The Trust’s intention is to disclose a FFO measurement that is as consistent as possible with the NAREIT definition of that measurement.

The Trust has also revised the disclosure to include a discussion in accordance with Item 10(e)(1)(i)(C) of Regulation S-K and to include the results from discontinued operations. The “Discontinued Operations” caption on the Statement of Operations for 2008 discloses $344,646, which the whole amount is a gain on sale of assets.

Item 6._Executive Compensation, page 94

Comment 6.	Expand your disclosure to include the financing coordination fee as detailed in your response to comment 12 from our letter dated May 9, 2011.

Response 6.	The financing coordination fee is actually part of the acquisition fee. Section 10(d) of the First Amended and Restated Advisory Agreement, which is the current advisory agreement, provides (with relevant portions underlined):
“For its services in investigating and negotiating acquisitions of real estate equity, mortgages or contracts for deed for the Trust, the Advisor shall receive an Acquisition Fee equal to 3% of the purchase price for an Investment, but shall be capped at $300,000 per acquisition. Notwithstanding the foregoing, Acquisition Expenses and Acquisition Fees may not in the aggregate exceed 6% of the purchase price for an Investment unless fees in excess of such amount are approved by the Board, as required by the Governing Instruments or Operating Agreement.
For purposes of clarity, 50% of any Acquisition Fee shall be allocated to Acquisition related activity and the remaining 50% shall be allocated to finance related activity.”

This 50% allocation of the acquisition fee to finance related activity is what was previously described in the prior Response 12 to as the 1.5% financing coordination fee. As full acquisition fees have previously been disclosed in the Form 10, the Trust did not expand disclosure regarding this subset of the acquisition fee. However, the summary compensation chart under Item 6 of the Form 10 has been revised to include disclosure of the allocation of the acquisition fee.

Financial Statements

Notes to Consolidated Financial Statements

General

Comment 7.	In your response to comment 2 from our letter dated May 9, 2011, you state that you evaluate each individual property’s performance using NOI. In light of this, it appears that your individual properties possess the characteristics of operating segments. Please provide us your analysis of how you determined that you only have one reportable segment. Please cite the guidance that you relied upon.

Response 7.	ASC 280-10-50-1 defines an operating segment of a public entity as one that meets all three of the following criteria:
a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

For the year ended December 31, 2010, the Trust considered the three preceding criteria as it relates to the Trust’s processes for evaluating information. Specifically, in response to a, b, and c above, the Trust concluded:
a.	All the Trust’s asset classes engage in business activities and earn revenue and incur expenses

b.	The Trust’s management and Board of Trustees collectively operate as the chief operating decision maker for the Trust. They review the overall performance of the Trust as a single business entity for purposes of considering how to allocate resources, evaluate operational and individual performance, and make decisions on operations, financing and amounts of leverage. They do not do so for individual asset classes or properties.

Having multiple business segments presumes that the nature of the business activities in each segment are different. However, the Trust has only one type of business activity (namely to acquire and manage properties) to the benefit of its shareholders.

The Trust has absolutely no organizational, operational, or budgetary structure to support multiple business segments. The Trust has not invested the time or effort to develop these core items to justify or allow the formation of business segments within the Trust.

The Advisor and its staff are engaged to serve the needs of the Trust as a whole. There is only one team of employees all working on the same projects. There is no separation of duties, resources, personnel, facilities, or overhead by segment. Neither the Trust nor the Advisor have employees assigned, directly or indirectly, to manage the performance of, set budgets for, define operational plans for, or forecast the performance of any asset class or individual property. The Trust believes that reporting on how an asset class in a portfolio has performed is very different than staffing, setting a plan and budget, setting performance goals and measuring the staff’s performance against those goals with regard to a particular segment, which does not currently occur at the Trust.

Because there are not individual operating segments lead by segment managers, the Trust does not prepare monthly individual financial performance reports on asset classes or individual properties from which to review and manage the activities of any asset class or property. Instead, quarterly financial performance reports of the Trust as a whole are provided to the Board of Trustees. Our CFO’s top report highlights Trust level summary data, but it does not report on the performance of any asset class or individual property.

The Trust also provides the Board of Trustees a single page, on a quarterly basis, that illustrates how the assets are deployed by asset class and the top level performance of that class (“Summary Sheet”). While interesting, this single page analysis (which lists all asset classes) is completely insufficient as a segment measurement or management tool. Additionally, the Board minutes do not reflect detailed segment analysis or segment related decision-making. Rather the minutes review Trust level financial reporting and discussion. At most, the Board reviews and discusses portfolio mix targets and status, not performance of one segment business unit over another, nor how assets are being allocated between separate and distinct business units—because they do not exist. Moreover, even with regard to portfolio allocation discussion, this may appear once in our minutes every couple of years.

c.	The Summary Sheet is produced by an aggregation of individual property data, which is the level at which the Trust maintains its records, but does not manage the business at this level as noted in response b. above. The Trust does not maintain discreet financial data by segment. However, the Trust does prepare quarterly totals by asset class to evaluate portfolio mix. The Trust does not currently anticipate creating, monitoring, and managing discreet financial data at the segment level.

Conclusion

Criteria b. and c. of ASC 280-10-50 defining an operating segment are not present at the Trust for the year ended December 31, 2010, and, therefore, the Trust believes no presentation of segmented information is appropriate or required in its financial statements.

Note 2 — Principal Activity and Significant Accounting Policies, page 2

Comment 8.	You state that you proportionally consolidate your investment in Marketplace Investors and refer us to your analysis regarding tenant in common properties. However, based on your disclosures and response, it appears that you own 50% of Marketplace Investors through LLC membership units, not tenant in common interests. Thus, we reissue our previous comment. Please clarify if you consolidate or proportionally consolidate Marketplace Investors, LLC, and provide us with your analysis and GAAP basis for that accounting treatment including a discussion of the rights you hold specifically in Marketplace Investors, LLC. Discuss whether you are the managing member of the entity.

Response 8.	Through the Trust’s 100% interest in Grand Forks INREIT, LLC and its 50% interest in Marketplace Investors, LLC, the Trust proportionally consolidates its 50% tenant in common interest in the Grand Forks Marketplace Property. A diagram of the Trust’s investment is as follows:

The Trust owns 50% of the membership units of Marketplace Investors LLC and is not the managing member. The other 50% of the membership units are held by the party that owns the remaining (not presented above) 1/3 interest in the Grand Forks Marketplace Property. An agreement of both members is required to make decisions for the entity. The Trust examined ASC Topic 323-10 and 970-323 regarding investments and concluded appropriate treatment of its investment in Grand Forks Marketplace LLC would be the equity method.

However, because Marketplace Investors LLC has no other assets or liabilities other than the 1/3 tenant in common interest in the Grand Forks Marketplace Property, the Trust believes presenting the collective 50% tenant in common interest it has in the Property, as permitted by ASC 970-810-45-1, is the most representative of our financial interest in the Property.

In addition, the Trust considered the impact to the overall financial statements if it was to apply the equity method to its investment in Marketplace Investors LLC and determined that as of December 31, 2010, total assets would decrease $484,755, total liabilities would decrease $484,755, revenue would decrease $316,747, and expenses would decrease $316,747, which we believe these amounts would be immaterial to our financial statements as the change in total assets represents approximately 0.14% of total assets as of December 31, 2010, and would not result in a change to the net income and FFO for year end December 31, 2010.

Comment 9.	Please revise to include your accounting policy for all tenant in common interests. Please explicitly state that approval of other owners is not required to finance, develop, sell, or operate the real estate as represented in your response. Also, clarify for us if you have any arrangements with the other tenant in common interest holders in addition to the tenant in common agreements (i.e. management agreements, etc.).

Response 9.	As requested, the Trust has added the following disclosure to its Note 2 which describes its accounting policies for tenant in common interests:

“Tenant in Common Interest

We own two properties through a tenant in common interest with unaffiliated third parties. For such properties, the approval of the other party is not required to finance, develop, sell, or operate the property. We proportionally consolidate our ownership interest in the property, which reflects our proportional share of assets, liabilities, revenue, and expenses of those properties in our consolidated financial statements.”

In addition, the Trust confirms that it has no other arrangements, such as management agreements, with other holders of tenant in common properties.

Financing Costs, page 11

Comment 10.	We note your policy for amortizing financing costs. Please tell us your basis for using the straight line method rather than the effective interest method.

Response 10.	The Trust recognizes that GAAP requires amortization of financing costs using the effective interest method, rather than the straight line method. The Trust has evaluated amortization of these financing costs using the effective interest method and determined that the cumulative difference between this method and the straight line method is approximately $157,000. The Trust believes this amount is immaterial to its past financial statements, and will prospectively apply the effective interest rate method to any subsequently capitalized financing costs.

The Trust has also revised its disclosure in Note 2 of the financial statements to provide further clarification as to its method for amortizing financing costs to include the following disclosure:

“Financing costs incurred in connection with financing have been capitalized and are being amortized over the life of the financing using the straight-line method, which approximates the effective interest method.”

Note 5 — Notes Receivable, page 16

Comment 11.	We note your response to comment 54 in our letter dated April 6, 2011. Please provide us with a more detailed analysis of how you determined that the buyer’s initial and continuing investments were adequate to demonstrate a commitment to pay for the property. Please specifically address paragraphs 9-24 of ASC 360-20-40 in your response. Also, clarify the terms of the sale to us including the consideration transferred. We note that you have a note receivable outstanding related to this sale and that no payments were made in 2009 or 2010. Please tell us when payments were received and when stabilization was achieved. Also, clarify if, once stabilization is achieved, the vacancy rate of the property impacts the repayment of the note.

Response 11.	In October 2009, the Trust entered a sales transaction with an unrelated third party to sell a tract of land for an agreed-upon sales price of $1,987,643. At time of closing, the Trust received a down payment from the buyer of the property of $397,529 in cash and received a signed promissory note from the buyer for the remaining $1,590,114. The terms of the agreement require principal payments to begin when stabilization has been achieved by the buyer.

Stabilization is defined as completion of the property that the buyer was constructing and an occupancy rate that exceeds 95%. Completion of the property has been significantly delayed due to permitting and weather issues, but is anticipated to be done in the third quarter 2011. Due to pre-leases currently obtained by the buyer, it is anticipated that stabilization will occur in the fourth quarter 2011. Future changes in vacancy rates do not impact the repayment terms in the note.

The Trust has reviewed ASC 360-20-40, specifically paragraphs 9-24 as noted in the comment. It believes paragraph 17 to be most relevant to this response, specifically the requirement that “to recognize profit by the full accrual method, debt incurred by the buyer that is secured by the property, whether incurred directly from the seller or other parties or indirectly through assumption, and payments to the seller from the proceeds of such indebtedness shall not be included as part of the buyer’s initial investment. A sufficient amount of the buyer’s own cash or other qualifying forms of investment demonstrates the buyer’s commitment to pay for the property; however, the buyer’s borrowing secured by the property does not demonstrate such a commitment.”

Included in the Trust’s computation of sales price (also known as the buyer’s initial investment), it did include the promissory note of $1,590,114. ASC 360-20-40, paragraph 17 noted above would appear to preclude this amount from the sales price when considering if profit should be recognized because the buyer’s borrowing is secured by the property. However, also included in the promissory notes were personal guarantees by the two members of the buyer’s partnership each for the full amount of the promissory note of $1,590,114. At the time the personal guarantees were given, management conducted limited due diligence on the guarantors’ financial conditions and believed the guarantors had the capacity to cover such guarantees. The Trust believes these personal guarantees demonstrate the “buyer’s commitment to pay for the property” and, therefore, the value of the promissory note should be included in the buyers initial investment or the sales price.

Note 17 — Related Party Transactions, page 28

Comment 12.	You state that the $143,244 was capitalized related to fees paid to the Advisor for the successful completion of a construction project and not the “acquisition” of a property. Please provide us with the details of this project and your analysis of how you determined this to be an asset acquisition rather than a business combination. For reference, sec ASC 805.

Response 12.	The construction and development project that was referenced regarding $143,244 of capitalized fees was the development of a new commercial property that did not previously exist. Along with the Advisor, the Trust undertook the management of this construction project, which included coordination of design plans, engaging of contractors, securing tenants and other activities to construct and subsequently place tenants in a new property.

The Trust has reviewed ASC 805, specifically 805-10-55-4, which defines a business in the context of a potential business combination and believes that because this was a newly constructed and developed property with no existing inputs, processes, or outputs, it was proper to account for the acquisition of this property as an asset acquisition rather than a business combination.

Note 21 — Business Combinations and Disposals, page 33

Comment 13.	We await the filing of your next amendment regarding the per share value ascribed to the securities issued in each acquisition. Please also provide us with the details of the transactions that occurred with unrelated parties that you relied upon in your fair value determinations.

Response 13.	The Trust’s Board has annually evaluated and established a fair value for limited partnership units. This value remained the same during 2009 and 2010 at $14.00 per unit. Amendment No. 2 will reflect this per share value.

During 2010, the Trust acquired the following properties totally or partially from unrelated parties through the issuance of operating partnership units, and the details of the transactions are described below:
•	The Westside Apartments, Hawley, Minnesota were purchased for approximately $425,000 using a combination of $212,500 cash and the issuance of limited partnership units valued at $212,500.

•	The Applebee’s restaurant in Coon Rapids, Minnesota was purchased for approximately $2,426,000 using a combination of $1,692,163 in cash and the issuance limited partnership units valued at $733,837.

•	The Buffalo Wild Wings restaurant in Austin, Texas was purchased for approximately $2,547,879 through a combination of $2,387,831 in cash and the issuance of limited partnership units valued at $160,045.

•	The Galleria III apartments in Fargo, North Dakota were purchased for approximately $844,000 through a combination of $44,000 in cash and the issuance of limited partnership units valued at $800,000.

•	An additional 1.34% interest in Sierra Ridge apartments in Bismarck, North Dakota through the issuance of limited partnership units valued at $121,239.

•	A commercial property in Mandan, North Dakota was purchased for approximately $1,490,000 through a combination of $46,892 in cash and the issuance of limited partnership units valued at $1,443,108.

During 2009, the Trust acquired the following properties totally or partially from unrelated parties through the issuance of operating partnership units, and the details of the transactions are described below:
•	The Fayetteville, Arkansas Walgreen’s store was purchased for approximately $5,730,000 through a combination of $5,129,508 in cash and the issuance of limited partnership units valued at $600,492.

•	The Hunter apartments in Fargo, North Dakota were purchased for approximately $1,818,178 through the issuance of limited partnership units valued at $1,818,178.

The table included in Note 21 to our financial statements now summarizes the fair value of the assets acquired and liabilities assumed during the years ended December 31, 2010 and 2009.

Previously, under Note 21 we had included certain properties which have since been determined to be related party transactions. Therefore, the financial notes have been revised to reflect these changes.

Comment 14.	Please expand your disclosure to discuss the significant assumptions/factors considered in fair valuing the properties you acquire.

Response 14.	As requested, we have revised Note 21 as follows with the changes underlined to include significant factors and assumptions used in valuing properties we acquire:

“The Company accounts for its property acquisitions by allocating the purchase price of a property to the property’s assets based on management’s estimates of their fair value. Techniques used to estimate fair value include an appraisal of the property by a certified independent appraiser at the time of acquisition. Significant factors included in the independent appraisal include items such as current rent schedules, occupancy levels, and discount factors. Property valuations are completed primarily using the income capitalization approach, which anticipated benefits are converted to an indication of current value.

The total value allocable to intangible assets acquired, which consists of unamortized lease origination costs, in-place leases and tenant relationships, are allocated based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the existing business relationships with the tenant, growth prospects for developing new business with the tenant, the remaining term of the lease and the tenant’s credit quality, among other factors.

The value allocable to above or below market component of an acquired in-place lease is determined based upon the present value (using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term, and (ii) management’s estimate of rents that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above or below market leases are included in lease intangibles, net in the accompanying balance sheets and are amortized on a straight-line basis as an increase or reduction of rental income over the remaining non-cancelable term of the respective leases.

The Company estimates the in-place lease value for each lease acquired. This fair value estimate is calculated using factors available in third party appraisals or cash flow estimates of the property prepared by the Company’s internal analysts. These estimates are based upon cash flow projections for the property, existing leases, and the current economic climate.

The Company’s analysis results in three discrete financial items: assets for above market leases, liabilities for below market leases, and assets for the in-place lease value. The calculation of each of these components is performed in tandem to provide a complete intangible asset value.

Key factors considered in the calculation of fair value of both real property and intangible assets include the current market rent values, dark periods, direct costs estimated with obtaining a new tenant, discount rates, escalation factors, standard lease terms, and tenant improvement costs.”
In addition, we are filing Amendment No. 2 to the Form 10 at this time, to reflect the above referenced changes and the changes reference in the prior Response Letter dated May 23, 2011. I have attached a blacklined comparison of the Amendment No. 2 to Amendment No. 1 to the Form 10 originally filed on April 25, 2011 for your convenience.
If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6713.
Very truly yours,
WINTHROP & WEINSTINE, P.A.